UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 3, 2008

BLINK LOGIC INC.
(Exact name of registrant as specified in its charter)

Nevada	001-05996	91-0835748
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1038 Redwood Highway, Mill Valley, CA 94941
(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code (415)-389-1625

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01
ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

As previously reported on a Current Report on Form 8-K that was filed with the Securities and Exchange Commission on October 4, 2007, Blink Logic Inc. (f/k/a DataJungle Software Inc.) (the "Company") issued and sold debentures having a total principal amount of $4,070,000 due September 28, 2009 (the "Debentures") to Enable Growth Partners LP, Enable Opportunity Partners LP and Pierce Diversified Strategy Master Fund LLC, ena (the "Holders") in a private placement.

Pursuant to a Letter Agreement, dated September 3, 2008, by and between the Company and the Holders (the "Letter Agreement"), the definition of "Monthly Redemption Amount" in Section 1 in the Debentures has been revised for each Holder. In addition, the definition of "Monthly Redemption Date" in Section 1 of the Debentures has amended and restated as follows: "*Monthly Redemption Date" means October 28, 2008, and the 28th calendar day of each month thereafter, and terminating upon the full redemption of this Debenture.*"

The foregoing description of the Letter Agreement in regards to the Debentures does not purport to be complete and is qualified in its entirety by reference to this agreement which is attached as an exhibit to this Current Report and is incorporated into this Item by reference.

ITEM 9.01.
FINANCIAL STATEMENTS AND EXHIBITS

(d) Exhibits. The following document is filed as an exhibit to this report:

10.1	Letter Agreement, dated September 3, 2008, by and among Blink Logic Inc., Enable Growth Partners LP, Enable Opportunity Partners LP and Pierce Diversified Strategy Master Fund LLC, ena

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BLINK LOGIC INC.

September 4, 2008

By: /s/ Larry Bruce
Larry Bruce
Chief Financial Officer

EXHIBIT INDEX

10.1	Letter Agreement, dated September 3, 2008, by and among Blink Logic Inc., Enable Growth Partners LP, Enable Opportunity Partners LP and Pierce Diversified Strategy Master Fund LLC, ena

Exhibit 10.1

BLINK LOGIC INC.
1038 Redwood Highway, Ste. 100A
Mill Valley, CA 94941

September 3, 2008

Undersigned Holders of the Original Issue Discount Senior Secured Convertible Debentures Due September 28, 2009

Ladies and Gentlemen:

Reference is made to the Securities Purchase Agreement by and among Blink Logic Inc. (f/k/a DataJungle Software Inc.) (the "Company"), Enable Growth Partners LP, Enable Opportunity Partners LP and Pierce Diversified Strategy Master Fund LLC, Ena (collectively, the "Holders"), dated September 28, 2007 (the "Agreement"), and the Original Issue Discount Senior Secured Convertible Debentures, having an issue date of September 28, 2007 (the "Debentures"), that were issued to you pursuant to the Agreement. Any defined terms used herein and otherwise undefined shall have the same meaning ascribed to such terms in the Agreement. The Company hereby seeks to obtain your consent to amend the terms of the Debentures (this "Amendment") as follows:

1.   The definition of "Monthly Redemption Amount" in Section 1 shall be amended such that, in addition to the sum of all liquidated damages and any other amounts then owing to the Holder in respect of this Debenture, is shall be the following amounts for each Holder:

    a.   Enable Growth Partners LP - $223,666.67
    b.   Enable Opportunity Partners LP - $39,933.33
    c.   Pierce Diversified Strategy Master Fund LLC, Ena - $7,733.33

2.   The definition of "Monthly Redemption Date" in Section 1 shall be amended and restated as follows: ""*Monthly Redemption Date" means October 28, 2008, and the 28th calendar day of each month thereafter, and terminating upon the full redemption of this Debenture.*"

3.   Company hereby makes the representations and warranties set forth below to the Holders that as of the date of its execution of this Amendment:

        (a)   The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Amendment and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Amendment by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Company and no further action is required by such Company, its board of directors or its stockholders in connection therewith. This Amendment has been duly executed by the Company and, when delivered in accordance with the terms hereof will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b)   The execution, delivery and performance of this Amendment by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not: (i) conflict with or violate any provision of the Company's certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any lien upon any of the properties or assets of the Company, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any material agreement, credit facility, debt or other material instrument (evidencing Company debt or otherwise) or other material understanding to which the Company is a party or by which any property or asset of the Company is bound or affected, or (iii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company is bound or affected.

(c)   All of the Company's warranties and representations contained in this Amendment shall survive the execution, delivery and acceptance of this Amendment by the parties hereto. The Company expressly reaffirms that each of the representations and warranties set forth in the Purchase Agreement, continues to be true, accurate and complete, and the Company hereby remake and incorporate herein by reference each such representation and warranty as though made on the date of this Amendment.

4.   On the first Trading Day immediately following the date hereof, the Company shall file a Current Report on Form 8-K with the Commission, reasonably acceptable to each Holder disclosing the material terms of the transactions contemplated hereby, which shall include this Amendment as an attachment thereto.

5.   The undersigned hereby confirms that the execution of this Amendment shall serve as the Holder's consent to the amendment of the Debentures pursuant to this Amendment and hereby waives any violation of Section 8(b) of the Debentures and foregoes any damages, penalties or other rights that may be owed to the Holders soley as a result of the Company's non-payment of the Monthly Redemption Amount on August 28, 2008. The Holders expressly acknowledges that the non-payment of the August 28, 2008 Monthly Redemption Amount on such date shall not constitute an Event of Default (as defined in the Debenture) under the Debenture. Notwithstanding anything herein to the contrary, the Company acknowledges that this waiver and consent of the undersigned shall be a one-time waiver and shall not be deemed a waiver due to the triggering of a separate Event of Default which may arise subsequent to the date hereof pursuant to the Debenture and this Amendment, including but not limited to any failure of the Company to pay a Monthly Redemption Amount pursuant to the Debenture, as amended hereunder, when due.

6. Except as specifically modified herein, all of the terms, provisions and conditions of the Debentures and all other Transaction Documents shall remain in full force and effect and the rights and obligations of the parties with respect thereto shall, except as specifically provided herein, be unaffected by this Amendment and shall continue as provided in the Transaction Documents and shall not be in any way changed, modified or superseded by the terms set forth herein.

7.   Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be delivered as set forth in the Securities Purchase Agreement.

8.   All questions concerning the construction, validity, enforcement and interpretation of this Amendment shall be determined in accordance with the provisions of the Securities Purchase Agreement.

9.   This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, permitted assigns and legal representatives. This Amendment shall be for the sole benefit of the parties to this Amendment and their respective heirs, successors, permitted assigns and legal representatives and is not intended, nor shall be construed, to give any person or entity, other than the parties hereto and their respective heirs, successors, assigns and legal representatives, any legal or equitable right, remedy or claim hereunder.

10.   This Amendment may be executed in counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a ".pdf" format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or ".pdf" signature page were an original thereof.

11.   This Amendment constitutes the entire agreement among the parties with respect to the matters covered hereby and thereby and supersede all previous written, oral or implied understandings among them with respect to such matters.

12.   The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, such restriction shall be enforced to the maximum extent permitted by law.

13.   No provision of this Amendment may be waived or amended except in a written instrument signed, in the case of an amendment, by the Company and the Holders or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Amendment shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

14.   Each of the parties hereto acknowledges that this Amendment has been prepared jointly by the parties hereto, and shall not be strictly construed against either party.

SIGNATURE PAGE TO FOLLOW

IN WITNESS WHEREOF, the undersigned has caused this Amendment to be duly executed as of the date first written above.

Sincerely,

BLINK LOGIC INC.

/s/ Larry Bruce

By: _____

Name: Larry Bruce

Title: Chief Financial Officer

Acknowledged and Agreed:

Enable Growth Partners LP

/s/ Brendan O'Neil

By:_____

Name: Brendan O'Neil

Title: Principal & Portfolio Manager

Enable Opportunity Partners, LP

/s/ Brendan O'Neil

By:_____

Name: Brendan O'Neil

Title: Principal & Portfolio Manager

Pierce Diversified Strategy Master Fund LLC, ena

/s/ Brendan O'Neil

By:_____

Name: Brendan O'Neil

Title: Principal & Portfolio Manager